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<Date: March 25, 2002>
<Time: 1:30 p.m. EST>
<Header: Hawthorne Savings>
<Host: Simone Lagomarsino>
<Length of Call: 24:20>


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OPERATOR: Good morning, ladies and gentlemen, and welcome to the Hawthorne
Financial conference call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session, and instructions will follow at that time.

If anyone should require assistance during the call, please press the star, followed by the zero, on your touch-tone phone. As a reminder, ladies and gentlemen, this call is being recorded.

I would now like to introduce your moderator for today's conference, Ms. Simone Lagomarsino, President and Chief Executive Officer. Please go ahead.

SIMONE LAGOMARSINO, PRESIDENT & CEO, HAWTHORNE FINANCIAL CORPORATION: Thank you, and welcome. You've joined the call of Hawthorne Financial Corporation. During this call, we'll be discussing our recent announcement about entering into a definitive agreement to acquire First Fidelity Bancorp, Inc.

I'm Simone Lagomarsino, President and Chief Executive Officer of Hawthorne Financial Corporation and with me today is Charles Thomas, President and Chief Operating Officer of First Fidelity Bancorp.

Also with us are Karen Abajian, Hawthorne's Chief Financial Officer, and Eileen Lyon, Hawthorne's general counsel.

Before we begin the discussion, I want to bring your specific attention to the fact that this call will include comments and forward-looking statements based on current plans, expectations, events and financial industry trends that may affect the Company's future operating results and financial position. Such statements involve risks and uncertainties and future activities and results may differ materially from these expectations.

The companies speaking on this call claim the protection of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. For a more complete discussion of the risks and uncertainties that may cause actual results to differ materially from expected results, see Hawthorne's annual report on Form 10-K for 2001. A more detailed explanation of this matter will be read at the end of the call.

Well, there is a great deal of enthusiasm throughout the Hawthorne and First Fidelity management teams regarding this merger. This is a natural progression to the next phase of Hawthorne's growth, and there is such an outstanding group of employees at First Fidelity that we are confident of an exceptional fit with our existing franchise and with the dedicated people at Hawthorne.

We've invited Chuck Thomas and his senior staff to join our management team at Hawthorne and we believe that this is one of the significant value-added components of this transaction. In a few minutes, I'm going to ask Chuck to say a few words but, first, I want to convey some of the basic information about the combination of the two companies.

I'm sure you've seen our news release from last week, but let me remind you that First Fidelity is a privately owned financial institution headquartered in Orange County, California. They are primarily a real estate-secured lender with approximately $500 million in loan assets and about $413 million in deposits.

Hawthorne is a real estate-secured lender as well, with $1.8 billion in assets and $1.2 billion in deposits generated from our nine branches, primarily in the South Bay region of Southern California.


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In addition to acquiring a motivated and talented employee base and top-flight executives, we will be gaining other major attributes, a highly efficient asset-generating capability, a solid market presence in the San Diego and Orange County areas of Southern California, and four retail deposit-gathering branches, two in each county.

First Fidelity has been generating multi-family and commercial real estate loans, primarily in Southern California. Their asset-quality ratios are very strong and are expected to enhance the pro forma asset-quality ratios of the combined banks.

As many of you know, we were already quite familiar with the Orange and San Diego real estate lending markets before the opportunity arose to acquire First Fidelity. Hawthorne has been lending in both counties for many years, and the two counties currently account for approximately 25 percent, or $500 million, of Hawthorne's loan portfolio.

Those of you who are familiar with Hawthorne know that we always point proudly to the market demographics in our South Bay market area. We point out that they are stronger than elsewhere in Los Angeles County, and that we've had expertise in attracting the more affluent borrower and depositor.

Well, the demographics in Orange County and San Diego County are also excellent. Median incomes in these branch markets are strong. As an example, the $106,000 median income in Del Mar, which is in San Diego County, is even higher than Manhattan Beach, which is the city with the highest median income in our South Bay market, and population growth estimates for San Diego and Orange counties are two to five times greater than in the South Bay.

Another significant factor regarding the demographics is that 75 percent of the population is under 50 years of age, so the transaction is an excellent fit in this context and, given the success we've already demonstrated in growing our retail franchise at Hawthorne, coupled with the skill and experience of First Fidelity staff, we feel we will have a good head start in growing for deposits in the four branches we are acquiring through this merger.

Let me spend a few minutes now to review the financial aspects of the transaction, and give you an idea of what we anticipate the impact will be on Hawthorne's financial results.

The transaction, when negotiated, was valued at $68 million, representing a multiple of 6.97 times First Fidelity's 2001 net income, and 158 percent of tangible book value of First Fidelity Bancorp.

The terms of the agreement call for Hawthorne to issue 1,266,000 shares of Hawthorne Financial Corporation's stock and $37.4 million in cash in exchange for 1.8 million shares of First Fidelity Bancorp stock and 88,000 options outstanding. Shareholders of First Fidelity will have the opportunity to indicate a preference for cash, stock or a combination of the two.

Since the exchange ratio is fixed, the value of the transaction will vary with Hawthorne's stock price. We expect that the acquisition will close in the third quarter and that it will be immediately accretive to Hawthorne's GAAP and cash earnings per share, excluding one-time charges relating to the merger.

On an annualized basis, we expect that this transaction will be double-digit accretive. We estimate that the one-time charges will be in the neighborhood of $2.5 million, which will include professional fees and other costs.

Sandler O'Neill Partners was our investment banker for the transaction and Manatt, Phelps and Phillips was our legal counsel.

The acquisition will be modestly dilutive to Hawthorne's tangible book value at closing by approximately 7.5 percent. However, we expect that within 18 months, the impact will become neutral, due to increased earnings anticipated from the transaction.

The amount of goodwill that we will book depends on the fair value of the assets and liabilities at closing. At the moment, based on current valuations, we think total intangibles will be in the $24-$26 million range.


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We did not price the transaction in terms of a premium on deposits but, rather, as a multiple of earnings and book value. However, the price represents a 6 percent premium on total deposits, or a nine percent premium on all deposits excluding Certificates of Deposit greater than $100,000.

As to the deposits, they represent a good opportunity for us, since they are largely wholesale and look very much like Hawthorne's deposit base did just four years ago, with about 84 percent of their deposits in CDs, and 16 percent in transaction accounts at year-end.

First Fidelity has recently embarked on a program to increase their core deposit base and we think our experience, broader array of product offering, and success in improving our core deposits will be invaluable as we partner with them in that effort.

As you know, we've made tremendous progress on our deposit base at Hawthorne during the past few years. In 2001, transaction accounts increased by more than $59 million to almost $375 million at year-end. This represents a growth rate of
18.7 percent.

Transaction accounts represented more than 31 percent of our total deposits at the end of last year, a significant improvement from 15 percent at year-end 1998. Additionally, the number of loan and deposit products for household in Hawthorne's deposit base increased to 2.37 at the end of last year, up from 1.78 products per household at the end of 2000, and 1.32 products per household just two years ago.

First Fidelity's loan portfolio is an excellent strategic fit as well. We've been successful in lowering the risk profile of Hawthorne's loan portfolio during the past two years, and First Fidelity's strong asset quality and loan composition will further improve the risk profile.

At December 31, 2001, First Fidelity's non-accrual loans were $418,000, or .07 percent of total assets, and this wasn't just a one-time low. Non-accrual loans to total assets ranged from zero to .26 percent in the prior four years, demonstrating the low risk of the loan portfolio. This will certainly enhance the asset quality ratios of the combined banks.

Another benefit that will result from the combined loan portfolio is further diversification on two fronts, average loan size and portfolio composition. Where, today, 25 percent of Hawthorne's portfolio is in loans that have balances greater than $3 million, only 10 percent of First Fidelity's loans are greater than $3 million. As a combined institution, about 78 percent of the loan portfolio will be comprised of loans with balances less than $3 million.

First Fidelity's average loan size is about $500,000, and 55 percent of their portfolio is comprised of loans secured by B or B-minus grade multi-family properties with borrowers that have relatively strong credit profiles. First Fidelity does not have any construction loans, therefore, construction lending, a business which Hawthorne remains committed to, will represent a smaller percentage of total assets of the combined institutions, further enhancing the risk profile of the balance sheet.

A word about potential cost savings. As we merge First Fidelity into Hawthorne, there will be some savings, probably amounting to approximately $1.3 million net or about 11 percent of First Fidelity's 2002 projected non-interest expense. These cost savings are anticipated as a result of areas where there are redundancies, such as insurance, data processing systems, audits and board and related costs.

Increased efficiency is one of the key objectives in Hawthorne's strategic plan, and we believe this transaction will help improve our overall efficiency, in part, because First Fidelity's employees are already quite cost oriented. They've maintained an efficiency ratio of less than 36 percent over the past three years, which is both admirable and enviable.

We project that our regulatory capital position will continue to be strong after the transaction. The preliminary numbers show that we will continue to be well capitalized with a core capital ratio of approximately 7.5 percent, and a risk-weighted capital of about 11 percent.


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With regard to acquisition funding, we expect to be participating very soon in another trust-preferred pool transaction to raise approximately $25 million to provide some of the cash portions for this transaction. The proceeds will be invested pending completion of the merger.

Both Chuck and I are very confident that this transaction will proceed as announced, however, for those of you wondering, the parties committed to break up fees of five percent of the transaction value for added protection.

Before we turn to your questions, I've invited Chuck Thomas to say a few words. All of us at Hawthorne have been very impressed with Chuck's leadership, and with his First Fidelity team and I look forward to the many contributions they will make to further improve the shareholder value at Hawthorne. Chuck?

CHARLES "CHUCK" THOMAS, PRESIDENT & COO, FIRST FIDELITY BANCORP: Thank you, Simone. It's a pleasure to be your guest today and to have a chance to express on behalf of all of us at First Fidelity my enthusiasm for the merger we are discussing today.

To those listening on the call, I'd like to offer a few words with a little bit of color to help you get the feel for our organization from my point of view. In terms of our culture, we are quite similar to Hawthorne. We are highly oriented to customer service and very cost conscious, as Simone has pointed out. Our staff has a strong work ethic, a great deal of pride in our Company, and they are committed to teamwork.

We are well aware of what has been accomplished at Hawthorne over the past two years, and we feel that we will be contributing tremendous energy to help keep that momentum going. We will be working very closely with our colleagues at Hawthorne to develop the integration plan so that we can hit the ground running when the transaction is finalized.

First Fidelity has 7,500 deposit accounts, we serve 5,400 households and we have a very efficient infrastructure in place, so this is a very natural combination from nearly every point of view. We believe we can make substantial contributions over time as part of the Hawthorne organization and we are anxious to get going under Simone's leadership. Thank you, Simone.

LAGOMARSINO: Thank you, Chuck. We're looking forward to working with you. Now, we'll open the call to questions.

OPERATOR: Ladies and gentlemen, at this time if you have a question, you will need to press the "one" on your touch-tone phone and you will hear a tone acknowledging your request. Your questions will be taken in the order that they are received.

If your question has already been answered, you may remove yourself from queue by pressing the pound key. In addition, if you are using a speakerphone, please pick up your handset before pressing the button. One moment for the first question. Again, ladies and gentlemen, that is the "one" on your touch-tone phone if you'd like to ask a question.

Our first question comes from Sy Jacobs, please go ahead, and state your company name.

SY JACOBS, JACOBS ASSET MANAGEMENT:  Hi, Simone.

LAGOMARSINO:  Hi, Sy.

JACOBS: Have you done a, just a straightforward pro forma analysis of how accretive a transaction would be for next year if you don't assume any revenue enhancements, just sort of the financial calculation with the 11 percent cost saves?

LAGOMARSINO: Yes, it should be double-digit accretive to the earnings per share
....

JACOBS:  OK, thanks.


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LAGOMARSINO:  ... on an annualized basis so, yeah, for next year.

JACOBS:  Thanks.

LAGOMARSINO:  Thank you.

OPERATOR: Again, ladies and gentlemen, that is the "one" on your touch-tone phone, if you'd like to ask a question. Our next question comes from Robert Usdan, please go ahead, stating your company name.

ROBERT USDAN, ENDICOTT PARTNERS:  Yes, hi, Simone, it's Rob, how are you?

LAGOMARSINO:  Hi, Rob.

USDAN: Congratulations. Question for you, what does this do for the combined balance sheets on an interest rate risk perspective? We talked a little last time you were East about the state of your assets and where the floors are and the like. Does this transaction make you more asset sensitive, less asset sensitive, how does that factor in?

LAGOMARSINO: It does make us somewhat less asset sensitive. In addition to the loan portfolio that First Fidelity has, they also have an investment portfolio which is something that we at Hawthorne have not had, historically, and we will continue to use the investment portfolio to help mitigate the overall risk -- interest rate risk -- in the balance sheet.

USDAN: OK. And, then, is there, in terms of the liability structure, is there any rollover in their borrowings in the near term or during the pendency of the transaction or that you may change the length or the duration of them, or on CDs, for that matter?

LAGOMARSINO:  Nothing significant that we've identified.

USDAN:  OK.  Thank you very much.

LAGOMARSINO:  Thank you.

OPERATOR: Again, ladies and gentlemen, that is the "one" on your touch-tone phone, if you'd like to ask a question. A follow-up question from Sy Jacobs, please go ahead, sir.

JACOBS: Hi. Just -- you mentioned the $25 million that you're going to raise in trust preferreds. Can I assume that the other $37 -- the other $12.5 million of cash that you need is going to be internally generated and if that represents levering the balance sheet a little bit?

LAGOMARSINO: Yes and, again, we'll end up with capital ratios of about 7.5 percent per capital, and about 11 percent risk base, so we'll lower the overall capital ratios of the combined institutions from where both institutions stand today. And, yes, the $12 million will come up from the bank as a dividend to the holding company. It will be used for that purpose.

JACOBS: And is the -- when do you expect to put on the $25 million, how far in advance is the deal closing?

LAGOMARSINO: We're looking at the available poolings that are going to be coming out in the time between now and our closing and we'll participate in one of the pools.

JACOBS:  OK, thanks.

LAGOMARSINO:  Thanks.

OPERATOR:  Ms. Lagomarsino, I am showing no further questions at this time.


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LAGOMARSINO: OK, thank you for your questions and for your attention and support. Before we close the call, Eileen Lyon (ph), our general counsel, will read the additional details of the Safe Harbor provision we're claiming for this call.

EILEEN LYON, GENERAL COUNSEL, HAWTHORNE FINANCIAL CORPORATION: Thank you. Except for historical information, all other information presented here consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements include, but are not limited to, statements of the benefits of the merger between Hawthorne and First Fidelity, including future financial and operating results, cost savings enhancement, revenues and accretions reported earnings that may be realized from the merger, two, statements about Hawthorne's and First Fidelity's plans, objectives, expectations and intentions and other statements that are not historical facts, and three, other statements identified by words such as "expect," "anticipate," "plan," "intend," "believe," "seek," "estimates," or words of similar meaning.

These forward-looking statements are based upon the current belief and expectations of Hawthorne and First Fidelity's management are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, forward-looking statements are subject to assumption with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

1) the business of Hawthorne and First Fidelity may not be combined successfully, or the combination may take longer or be more difficult, time consuming or costly to accomplish than expected;

2) the expected growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

3) operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected;

4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger;

5) the stockholders of either Hawthorne or First Fidelity may fail to approve the merger;

6)  adverse governmental or regulatory policies may be enacted;

7) the interest rate environment may change, so as to further compress margins and adversely affect net interest income;

8) Hawthorne or First Fidelity may experience adverse changes to credit quality;

9) Hawthorne or First Fidelity may experience increased competition from other financial services companies in their market;

10) the concentration of Hawthorne and First Fidelity's operations in California may adversely affect results if the California economy or real estate markets decline and,

11) the risk of an economic slowdown that would adversely affect credit quality and loan origination.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Hawthorne's reports, such as annual reports on Form 10-K, quarterly reports on Form


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10-Q, and current reports on Form 8-K, filed with the Securities and Exchange
Commission and available at the SEC's Internet Web site.

All written and oral forward-looking statements contained in this call concerning the proposed transaction or other matters attributable to Hawthorne, First Fidelity, or any persons acting on their behalf, are expressly qualified in their entirety by these cautionary statements.

Hawthorne and First Fidelity do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the dates that these statements are made.

The proposed transaction will be submitted to Hawthorne and First Fidelity stockholders for their consideration. Hawthorne will file a registration statement, a proxy statement prospectus and other relevant documents concerning this proposed transaction with the SEC.

Stockholders are urged to read the registration statement and the proxy statement prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

You will be able to obtain a free copy of the proxy statement prospectus, as well as other filings containing information about Hawthorne at the SEC's Internet Web site.

Copies of the proxy statement prospectus and the SEC filings that will be incorporated by reference in the proxy statement, can be obtained without charge by directing your requests to: Finance Department, Hawthorne Financial Corporation, 2381 Rosecrans Avenue, Suite 200, El Segundo, CA 90245, or by calling (310) 725-5000, or, to: Secretary, First Fidelity Investment and Loan, 3061 Edinger Avenue, Tustin, CA 92780, or by calling (800) 660-0585.

Hawthorne, First Fidelity and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the merger.

Additional information regarding the interest of these participants may be obtained by reading the proxy statement regarding the proposed transaction, once it becomes available.

LAGOMARSINO: On behalf of the employees, management and directors of Hawthorne and First Fidelity, we thank you all for participating on this call and for your continued support. This now concludes our conference call.

OPERATOR: Ladies and gentlemen, this does conclude our call for today. Thank you for participating. You may all disconnect.

END


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